Filed Pursuant to SEC Rule 425
                                         Filing Person:  UtiliCorp United Inc.
                                         Subject Company:  Aquila Inc.
                                         Target's File Number 1-16315

                                                UTILICORP UNITED

NEWS RELEASE



MEDIA CONTACTS:
Ethan Hirsh -          816-467-3509
Media Relations -      816-467-3000

INVESTOR CONTACTS:
Ellen Fairchild -      816-527-1409



   UTILICORP PLANS EXCHANGE OFFER FOR THE 20% OF AQUILA IT DOES NOT OWN; CITING SUCCESS OF AQUILA'S GROWTH STRATEGY, SAYS IT WILL ADOPT THE AQUILA NAME


     KANSAS CITY, MO, November 7, 2001 - UtiliCorp United (NYSE: UCU) announced today that its board of directors has approved plans to make an exchange offer by which UtiliCorp would acquire all of the outstanding publicly held common shares of its 80 percent-owned subsidiary, Aquila, Inc. (NYSE: ILA).

     "The recent significant changes in the merchant energy sector, the general economy and the impact of these changes on the capital markets were definitely factors in the board's decision," said Richard C. Green, Jr., chairman and chief executive officer. "The most significant influence, however, was the realization that greater shareholder value could be obtained by recombining the financial strength of UtiliCorp with the growth opportunities that lie ahead for Aquila. With its larger asset base, earnings potential and cash flow, the combined company will have more efficient access to capital to execute its ambitious plans.

     "The merchant strategy behind Aquila's rapid growth has been a key driver behind UtiliCorp's achievement of aggressive earnings targets," Green said. "We decided that UtiliCorp shareholders would be better served by embracing the Aquila energy merchant strategy as the company's core strategy rather than spinning the business off as a separate entity. To symbolize that change in thinking, we intend to adopt "Aquila" as our corporate name after our exchange offer is completed."

     All public Aquila shareholders will be offered .6896 shares of UtiliCorp common stock in a tax-free exchange for each outstanding share of Aquila Class A common stock. Based on yesterday's closing price of $17.99 per share for Aquila Class A common stock and $30.00 per share for UtiliCorp common stock, the offer represents a value of approximately $20.69 per Class A share of Aquila and a 15 percent premium to yesterday's closing price of those shares.

     "Aquila shareholders will have the opportunity to continue to participate in Aquila's growth through their ongoing ownership of UtiliCorp shares, and to receive cash dividends as UtiliCorp shareholders," Green said.

     The UtiliCorp exchange offer requires that at least a majority of Aquila's publicly held Class A shares are tendered and this condition may not be waived. After successful completion of the exchange offer, UtiliCorp has committed to complete a "short-form" merger of Aquila with a UtiliCorp subsidiary. In the merger, each remaining Aquila Class A "share will be converted (subject to the exercise of appraisal rights) into the same number of shares of UtiliCorp common stock as are paid in the exchange offer.

     UtiliCorp plans to file its offering materials with the Securities and Exchange Commission and commence the exchange offer as soon as practicable.

     Based in Kansas City, UtiliCorp United is an international electric and gas company with energy customers and operations across the U.S. and in Canada, the', United Kingdom, New Zealand, and Australia. Its 80 percent-owned Aquila, Inc. subsidiary is one of the largest wholesalers of electricity and natural gas in North America. Aquila also provides wholesale energy services in the U.K. and has a presence in Scandinavia and Germany. At September 30, 2001, UtiliCorp had total assets of $11.9 billion and 12-month sales of $42.3 billion. Additional information is available at www.utilicorp.com and www.aquila.com.
-----------------     --------------

ADDITIONAL INFORMATION AND WHERE TO FIND IT
-------------------------------------------

     In connection with the proposed transaction, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.


                        FORWARD-LOOKING INFORMATION
                        ---------------------------

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The terms "intends, " "plans" and similar terms identify forward-looking information. Although UtiliCorp believes that its expectations are based on reasonable assumptions, it can give no assurance that its goals will be achieved. Important factors that could cause actual results to differ materially from those contained in the forward-looking statements include the satisfaction of all conditions to the exchange offer that cannot be waived and the satisfaction or waiver of conditions to the exchange offer that may be waived. Some of the conditions to the exchange offer will include the receipt of all required regulatory approvals, the tender by the public shareholders of the majority of their shares and the absence of an injunction or litigation concerning the exchange offer. In light of these uncertainties, there can be no assurances that the exchange offer will be completed.

                                   # # #

                                                 PRIVILEGED AND CONFIDENTIAL


Board of Directors
Aquila, Inc.
1100 Walnut Street, Suite 330
Kansas City, MO 64106
Attention: Board of Directors


Gentlemen:

     Our Board of Directors has determined not to proceed with the previously announced spin-off of UtiliCorp's interest in Aquila. This decision was based upon a variety of factors, including recent significant changes in the merchant energy sector and the general economy, and the impact of these changes on the capital markets and our experience in operating Aquila on a more stand-alone basis. At the same time, the Board has authorized us to make an exchange offer pursuant to which the public shareholders of Aquila will be offered .6896 shares of common stock of UtiliCorp in a tax-free exchange for each outstanding share of Aquila's Class A common stock. Based on the $30.00 closing price of our shares on November 6, 2001, our offer represents a value of approximately $20.69 per Class A share and a 15% premium to the closing price of the Class A shares on that date.

     We believe that our offer should be well received by your shareholders. As noted, it represents a meaningful premium to your market price. Furthermore, your shareholders will continue to participate in the growth of Aquila through their ownership interest in UtiliCorp. Finally, we at UtiliCorp believe that our long-term prospects are exciting.

     Because each of you is affiliated with UtiliCorp, we are not asking that you approve our proposed exchange offer. Rather, the offer will be structured so that it will, in effect, be subject to the approval of your Class A shareholders.

     First, our exchange offer will be subject to a condition that at least a majority of the Class A shares are tendered into our offer. We cannot waive this condition. Other conditions to the offer will be customary.

     Second, we will commit to effect a "short-form" merger of your Company with a subsidiary of UtiliCorp promptly after the successful completion of our exchange offer. In this merger, each Class A share will be converted (subject to the exercise of appraisal rights) into the same number of shares of our common stock as are paid in the exchange offer. This commitment too, will be unconditional except for there being no order prohibiting the merger.

     We intend to file our offering materials with the Securities and Exchange Commission and commence our exchange offer as soon as practicable.

     I enclose a copy of the press release that has been issued today.


                                           Sincerely,


                                           /s/ Richard C. Green, Jr.

                                           Richard C. Green, Jr.
                                           Chairman of the Board
                                           and Chief Executive Officer

NEWS RELEASE


                                                        UTILICORP UNITED


Media Contacts:
Ethan Hirsh -       816-467-3509
Media Relations -   816-467-3000

Investor Contacts:
Ellen Fairchild -   816-527-1409


        UTILICORP CHAIRMAN RICHARD C. GREEN, JR. TO ASSUME NEW ROLE
            IN COMBINED COMPANY; ROBERT K. GREEN WILL BECOME CEO

     KANSAS CITY, MO, November 7, 2001 -- Richard C. Green, Jr., chairman and chief executive officer of UtiliCorp United (NYSE: UCU), announced today that he will take on a new role, effective January 1, 2002, initially as chairman of UtiliCorp and later of the new company that will be formed from UtiliCorp United and Aquila, Inc. (NYSE: ILA), its 80 percent-owned subsidiary. Green also announced that effective January 1, 2002, Robert K. Green, president and chief operating officer, will be elevated to president and chief executive officer.

     Citing his desire to accelerate the announced strategy, meet the broadening demands of the new company and take the new organization to "the next level," Green said that as chairman of Aquila he will concentrate on the important tasks of increasing focus on customers and leading development of talent. He will also continue to be active in Washington as national energy policy is being shaped.

     UtiliCorp announced earlier today that it plans to make an exchange offer by which UtiliCorp would acquire all of the outstanding publicly held common shares of Aquila, Inc. After successful completion of the exchange offer, UtiliCorp has committed to complete a "short-form" merger of Aquila with a UtiliCorp subsidiary. The combined company would then adopt the Aquila name.

     "Over the past year I have devoted an increasing amount of time and energy to raising other chief executives' awareness of Aquila's broad capabilities," Green said. "We have a unique position in the emerging market that is being created by the convergence of the insurance, capital and energy businesses, combining our expertise in risk management, wholesale energy, structured financing, generation assets and other related activities. We can help clients in countless industries in ways they've never thought of, and that opportunity is largely driving this change in executive roles."

     As president and chief executive officer, Robert Green will have responsibility for strategy development and daily management of the company.

     "Bob and I are excited about this new company because it has such a solid foundation of financial performance and growth," Green said. "Over the last several years we've accelerated the pace throughout UtiliCorp and Aquila. Sustaining and maximizing that momentum as the new Aquila is launched will demand my full focus.

     "Bob Green has demonstrated his ability to produce sustainable, world-class results," he added. "This expansion of his duties will ensure that strategy, operations and long-term business development are all in sync.

     "I am focusing on what has always been the most important factor in our companies' success-- people. I look forward to more contact and collaboration with our new company's core team. I have been discussing this division of responsibility with Bob and our board of directors for some time. Our phenomenal growth over the past decade to rank number 60 on the Fortune 100 list is due in great part to our people and customers. These announced moves will give us the optimal organizational structure to continue to capitalize on the tremendous opportunities we see in the changing and expanding energy industry."

     As CEO, Bob Green will focus on the evolution and execution of the new Aquila's strategy, mergers and acquisitions, and communications with investors and shareholders.

     "I'm extremely enthused about this opportunity," he said. "The new Aquila has all the ingredients for continued success in this challenging business. There are tremendous opportunities in our markets with the growth, liberalization and privatization of energy markets and related risk."

     The fourth generation of his family to lead the company, Richard C. Green, Jr. created UtiliCorp in 1985 from Missouri Public Service Company. The company had its origins in an electric utility founded by his great-grandfather, Lemuel Green.

     Over the past 16 years, Rick Green has led UtiliCorp through a period of aggressive growth that included more than $3 billion in acquisitions. During his tenure as CEO, the company's sales grew from $243 million in 1985 to $42.3 billion in the most recent 12 months, and customers served by its electric and gas networks increased from 500,000 to about 4 million. When UtiliCorp acquired it in 1986, Aquila was a two-man operation marketing natural gas from a small office in Omaha. Today it is one of the largest wholesalers of gas and electricity in North America and an innovative provider of risk management products and services.

     Bob Green was elected president of UtiliCorp in 1996 and as chief operating officer has led the integration of its domestic and international growth strategies. He has played a key role in building the company's international businesses, which in 2000 accounted for 29 percent of UtiliCorp's earnings before interest and taxes. He has been chairman of United Energy in Australia since 1995, chairman of UnitedNetworks in New Zealand since 1998, and chairman of Aquila, Inc., which includes operations in the United Kingdom and parts of Europe, since 1999. He has also overseen the integration of UtiliCorp's electric and gas utility operations in seven states. He joined UtiliCorp in 1988 and was president of its Missouri Public Service division before being named executive vice president of UtiliCorp in 1993.

     Based in Kansas City, UtiliCorp United is an international electric and gas company with energy customers and operations across the U.S. and in Canada, the United Kingdom, New Zealand, and Australia. Its 80 percent-owned Aquila, Inc. subsidiary is one of the largest wholesalers of electricity and natural gas in North America. Aquila also provides wholesale energy services in the U.K. and has a presence in Scandinavia and Germany. At September 30, 2001, UtiliCorp had total assets of $11.9 billion and 12-month sales of $42.3 billion. Additional information is available at www.utilicorp.com and www.aquila.com.

Additional Information and Where To Find It
-------------------------------------------

     In connection with the proposed transaction, UtiliCorp United Inc. will file an exchange offer prospectus and related materials with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the exchange offer prospectus (when available) and other documents filed by UtiliCorp with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the exchange offer prospectus, once available, as well as UtiliCorp's related filings with the Commission, may also be obtained from UtiliCorp by directing a request to UtiliCorp United Inc., Investor Relations, 20 West Ninth Street, Kansas City, MO 64105, 816-467-3501.

                                    ###